As filed with the Securities and Exchange Commission on January 3, 2002
                                             Securities Act File No. 333-65644
                                      Investment Company Act File No. 811-6669

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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                               -----------------

                                   FORM N-14
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               -----------------

                        | | Pre-Effective Amendment No.
                        |X| Post-Effective Amendment No.1
                       (Check appropriate box or boxes)

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                  Merrill Lynch Fundamental Growth Fund, Inc.
            (Exact Name of Registrant as Specified in its Charter)

                               -----------------

                                (609) 282-2800
                       (Area Code and Telephone Number)

                               -----------------

                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                   (Address of Principal Executive Offices:
                    Number, Street, City, State, Zip Code)

                               -----------------

                                Terry K. Glenn
                  Merrill Lynch Fundamental Growth Fund, Inc.
             800 Scudders Mill Road, Plainsboro, New Jersey 08536
       Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011
                    (Name and Address of Agent for Service)

                               -----------------

                                  Copies to:
     Frank P. Bruno, Esq.                      Michael J. Hennewinkel, Esq.
SIDLEY AUSTIN BROWN & WOOD LLP                  MERRILL LYNCH INVESTMENT
    One World Trade Center                            MANAGERS, L.P.
New York, New York 10048-0557                    800 Scudders Mill Road
                                              Plainsboro, New Jersey 08536

                               -----------------

     Title of Securities Being Registered: Common Stock, Par Value $.10 per share.
     No filing fee is required because of reliance on Section 24(f) under the Investment Company Act of 1940, as amended.

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

     This Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-65644) (the "Registration Statement") consists of the following: (1) the facing sheet of the Registration Statement and (2) Part C to the Registration Statement (including signature page).

     Parts A and B are incorporated herein by reference from the Registration Statement filed on September 10, 2001.

     This Post-Effective Amendment No. 1 to the Registration Statement is being filed solely to file a tax opinion of Sidley Austin Brown & Wood LLP, counsel for the Registrant and special tax counsel for Merrill Lynch Growth Fund, as Exhibit 12 to this Registration Statement. The tax opinion relates to the reorganization of Merrill Lynch Growth Fund into the Registrant.

                                    PART C

                               OTHER INFORMATION

Item 15. Indemnification.

     Reference is made to Article VI of the Articles of Incorporation of Merrill Lynch Fundamental Growth Fund, Inc. (the "Registrant"), Article VI of Registrant's By-Laws, Section 2-418 of the Maryland General Corporation Law and Section 9 of the Distribution Agreement.

     Article VI of the By-Laws provides that each officer and director of the Registrant shall be indemnified by the Registrant to the full extent permitted under the General Laws of the State of Maryland, except that such indemnity shall not protect any such person against any liability to the Registrant or any shareholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. Absent a court determination that an officer or director seeking indemnification was not liable on the merits or guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, the decision by the Registrant to indemnify such person must be based upon the reasonable determination of independent legal counsel or the vote of a majority of a quorum of the directors who are neither "interested persons," as defined in section 2(a)(19) of the Investment Company Act of 1940, as amended, nor parties to the proceeding ("non-party independent directors"), after review of the facts, that such officer or director is not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

     Each officer and director of the Registrant claiming indemnification within the scope of Article VI of the By-Laws shall be entitled to advances from the Registrant for payment of the reasonable expenses incurred by him or her in connection with proceedings to which he or she is a party in the manner and to the full extent permitted under the General Laws of the State of Maryland without a preliminary determination as to his or her ultimate entitlement to indemnification (except as set forth below); provided, however, that the person seeking indemnification shall provide to the Registrant a written affirmation of his or her good faith belief that the standard of conduct necessary for indemnification by the Registrant has been met and a written undertaking to repay any such advance, if it should ultimately be determined that the standard of conduct has not been met, and provided further that at least one of the following additional conditions is met: (a) the person seeking indemnification shall provide a security in form and amount acceptable to the Registrant for his or her undertaking; (b) the Registrant is insured against losses arising by reason of the advance; (c) a majority of a quorum of non-party independent directors, or independent legal counsel in a written opinion, shall determine, based on a review of facts readily available to the Registrant at the time the advance is proposed to be made, that there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

     The Registrant may purchase insurance on behalf of an officer or director protecting such person to the full extent permitted under the General Laws of the State of Maryland from liability arising from his or her activities as an officer or director of the Registrant. The Registrant, however, may not purchase insurance on behalf of any officer or director of the Registrant that protects or purports to protect such person from liability to the Registrant or to its shareholders to which such officer or director would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

     The Registrant may indemnify, make advances or purchase insurance to the extent provided in Article VI of the By-Laws on behalf of an employee or agent who is not an officer or director of the Registrant.

     In Section 9 of the Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify the Distributor and each person, if any, who controls the Distributor within the meaning of the Securities Act of 1933 (the "1933 Act"), against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus and Statement of Additional Information.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to Directors, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

  1(a)  --  Articles of Incorporation of the Registrant, dated April 29, 1992.
            (a)
  1(b)  --  Articles of Amendment to Articles of Incorporation of the
            Registrant, dated July 7, 1992.(a)
  1(c)  --  Articles of Amendment to the Articles of Incorporation of the
            Registrant, dated October 17, 1994.(a)
  1(d)  --  Articles Supplementary to the Articles of Incorporation of the
            Registrant, dated October 17, 1994.(a)
  1(e)  --  Articles Supplementary to the Articles of Incorporation of the
            Registrant, dated October 17, 1994.(a)
  1(f)  --  Articles Supplementary to the Articles of Incorporation of the
            Registrant, dated November 17, 1999.(b)
  1(g)  --  Articles Supplementary to the Articles of Incorporation of the
            Registrant, dated October 20, 2000.(c)
  2     --  By-Laws of the Registrant.(a)
  3     --  Not applicable.
  4     --  Form of Agreement and Plan of Reorganization between the Registrant and Merrill Lynch Growth Fund.(d)
  5     --  Copies of instruments defining the rights of stockholders, including the relevant portions of the Articles of Incorporation, as amended, and the By-Laws of the Registrant.(e)
  6(a)  --  Management Agreement, as amended, between the Registrant and
            Merrill Lynch Investment Managers, L.P. (the "Manager").(c)
  6(b)  --  Sub-Advisory Agreement between the Manager and Merrill Lynch Asset
            Management U.K. Limited.(f)
  7     --  Form of Distribution Agreement between the Registrant and FAM
            Distributors, Inc. (the "Distributor").(g)
  8     --  None.
  9(a)  --  Form of Custody Agreement between the Registrant and The Chase
            Manhattan Bank.(a)
  9(b)  --  Amended and Restated Credit Agreement between the Registrant and a syndicate of banks.(h)

  10(a) --  Form of Amended and Restated Class B Distribution Plan of the
            Registrant.(i)
  10(b) --  Form of Amended and Restated Class C Distribution Plan of the
            Registrant.(i)
  10(c) --  Form of Amended and Restated Class D Distribution Plan of the
            Registrant.(i)
  10(d) --  Merrill Lynch Select Pricing(SM) System Plan pursuant to Rule
            l8f-3.(j)
  11    --  Opinion of Sidley Austin Brown & Wood LLP, counsel for the
            Registrant.(k)
  12    --  Opinion of Sidley Austin Brown & Wood LLP, counsel for the
            Registrant and special tax counsel for Merrill Lynch Growth
            Fund.
  13    --  Not applicable.
  14(a) --  Consent of Ernst & Young LLP, independent auditors for the
            Registrant.(l)
  14(b) --  Consent of Deloitte & Touche LLP, independent auditors for Merrill
            Lynch Growth Fund.(l)
  15    --  Not applicable.
  16    --  Power of Attorney.(m)
  17(a) --  Prospectus dated  December 11, 2000, and Statement of Additional
            Information dated December 11, 2000, of the Registrant.(k)
  17(b) --  Prospectus dated February 16, 2001, and Statement of Additional
            Information dated February 16, 2001, of Merrill Lynch Growth Fund.
            (k)
  17(c) --  Annual Report to Stockholders of the Registrant for the year ended
            August 31, 2000.(k)
  17(d) --  Semi-Annual Report to Stockholders of the Registrant for the six
            months ended February 28, 2001.(k)
  17(e) --  Annual Report to Shareholders of Merrill Lynch Growth Fund for the
            year ended October 31, 2000.(k)
  17(f) --  Semi-Annual Report to Shareholders of Merrill Lynch Growth Fund for
            the six months ended April 30, 2001.(k)
  17(g) --  Form of Proxy.(k)
---------------
(a) Re-Filed on December 21, 1995, as an Exhibit to Post Effective Amendment No. 4 to the Registrant's Registration Statement on Form N-1A (the "Registration Statement") pursuant to the Electronic Data Gathering Analysis and Retrieval ("Edgar") requirements.
(b)  Filed on December 1, 1999, as an exhibit to Post-Effective Amendment No.
     9 to the Registrant's Registration Statement.
(c) Filed on November 30, 2000, as an exhibit to Post-Effective Amendment No. 10 to the Registrant's Registration Statement.
(d) Included as Exhibit I to the Proxy Statement and Prospectus contained in the Registrant's Registration Statement on Form N-14 (File No. 333-65644) under the Securities Act of 1933, as amended, filed on July 23, 2001 (the "N-14 Registration Statement") and incorporated herein by reference.
(e) Reference is made to Article II, Article IV, Article V (sections 2, 3, 4 and 6), Article VI, Article VII and Article IX of the Registrant's Articles of Incorporation, previously filed as Exhibit (1), to the Registration Statement, and to Article II, Article III (sections 1, 3, 5, 6 and 17), Article VI, Article VII, Article XII, Article XIII and Article XIV of the Registrant's By-Laws previously filed as Exhibit (2) to the Registration Statement
(f) Filed on December 23, 1996, as an exhibit to Post-Effective Amendment No. 5 to the Registrant's Registration Statement.
(g) Incorporated by reference to Exhibit 5 of Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A of Merrill Lynch Adjustable Rate Securities Fund, Inc. (File No. 33-40322), filed on July 5, 2000.
(h) Incorporated by reference to Exhibit B to Issuer Tender Offer Statement on Schedule To of Merrill Lynch Senior Floating Rate Fund, Inc. (File No. 333-15973), filed December 14, 2000.
(i)  Incorporated  by reference to Exhibit 13 of  Post-Effective  Amendment
     No. 14 to the Registration Statement on Form N-1A of Merrill Lynch Adjustable Rate Securities Fund, Inc. (File No. 33-40322), filed on September 28, 2000.

(j) Incorporated by reference to Exhibit 18 to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A of Merrill Lynch New York Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust filed on January 25, 1996.
(k)  Incorporated by reference to the N-14 Registration Statement.
(l) Incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement filed on September 10, 2001.
(m) Included on the signature page of the N-14 Registration Statement and incorporated herein by reference.

Item 17.  Undertakings.

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

                                  SIGNATURES

     As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 3rd day of January, 2002.

                             Merrill Lynch Fundamental Growth Fund, Inc.
                                   (Registrant)


                             By /s/ DONALD C. BURKE
                                -----------------------------------------------
                                (Donald C. Burke, Vice President and Treasurer)


     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


               Signatures                                         Title                                 Date
               ----------                                         -----                                 ----

            TERRY K. GLENN*                        President and Director
    -----------------------------
            (Terry K. Glenn)                       (Principal Executive Officer)


            DONALD C. BURKE*                       Vice President and Treasurer
----------------------------------------
           (Donald C. Burke)                       (Principal Financial
                                                   and Accounting Officer)

              JOE GRILLS*                           Director
----------------------------------------
              (Joe Grills)


        ROBERT S. SALOMON, JR.*                     Director
----------------------------------------
        (Robert S. Salomon, Jr.)


           MELVIN R. SEIDEN*                        Director
----------------------------------------
           (Melvin R. Seiden)


          STEPHEN B. SWENSRUD*                      Director
----------------------------------------
         (Stephen B. Swensrud)


*BY:  /S/ DONALD C. BURKE                                                                         January 3, 2002
----------------------------------------
  (Donald C. Burke, Attorney-in-Fact)


                                 EXHIBIT INDEX

Exhibit
Number                                        Description
------

12        --  Opinion of Sidley Austin Brown & Wood LLP, counsel
              for the Registrant and special tax counsel for Merrill
              Lynch Growth Fund, relating to the reorganization of Merrill
              Lynch Growth Fund into the Registrant.

                                                                   EXHIBIT 12


                                                           December 17, 2001

Merrill Lynch Fundamental Growth Fund, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey  08536

Merrill Lynch Growth Fund
800 Scudders Mill Road
Plainsboro, New Jersey  08536

               Re: Reorganization of Merrill Lynch Fundamental Growth Fund, Inc., and Merrill Lynch Growth Fund
                     --------------------------------------------------

Ladies and Gentlemen:

     You have requested our opinion as to certain Federal income tax consequences of the acquisition by Merrill Lynch Fundamental Growth Fund, Inc. ("Fundamental Growth"), of substantially all of the assets of, and the assumption by Fundamental Growth of substantially all of the liabilities of, Merrill Lynch Growth Fund ("Growth Fund"), and the simultaneous distribution of newly-issued shares of common stock, par value $.10 per share, of Fundamental Growth (the "Reorganization"), to the shareholders of Growth Fund. After the Reorganization, Growth Fund will cease to operate, will have no assets remaining, will have final Federal and state (if any) tax returns filed on its behalf and will have all of its shares cancelled under its Declaration of Trust, as amended and supplemented, and Massachusetts law.

     This opinion letter is furnished pursuant to (i) the section entitled "The Reorganization--Terms of the Agreement and Plan--Required Approvals" in the Joint Proxy Statement and Prospectus, dated September 10, 2001, and (ii) Sections 7(e)(iv) and 8(e)(v) of the Agreement and Plan of Reorganization, dated as of September 7, 2001, by and between Fundamental Growth and Growth Fund (the "Plan"). All terms used herein, unless otherwise defined, are used as defined in the Plan.

     In rendering our opinion, we have reviewed and relied upon (a) the Plan,
(b) the Registration Statement on Form N-14 (File No. 333-65644),
Pre-Effective Amendments No. 1 and 2 thereto (collectively, the "N-14 Registration Statement"), (c) certain representations concerning the Reorganization made by Fundamental Growth dated December 17, 2001, and (d) certain representations concerning the Reorganization made by Growth Fund, dated December 17, 2001 (together, the "Representations").

     Based upon current law, including cases and administrative interpretations thereof and on the reviewed materials listed above, it is our opinion that:

     1. The acquisition by Fundamental Growth of substantially all of the assets of Growth Fund, as described in the Plan, will constitute a reorganization within the meaning of section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Code"), and Fundamental Growth and Growth Fund will each be a "party" to a reorganization within the meaning of section 368(b) of the Code.

     2. In accordance with section 361(a) of the Code, Growth Fund will not recognize any gain or loss either on the transfer of substantially all of its assets to Fundamental Growth in exchange solely for shares of common stock of Fundamental Growth ("Fundamental Growth common stock") or on the simultaneous distribution of Fundamental Growth common stock to shareholders of Growth Fund.

     3. Under section 1032 of the Code, Fundamental Growth will recognize no gain or loss as a result of the Reorganization.

     4. In accordance with section 354(a)(1) of the Code, shareholders of Growth Fund will recognize no gain or loss on the exchange of their shares of beneficial interest for Fundamental Growth common stock.

     5. The basis of the assets of Growth Fund received by Fundamental Growth will be the same as the basis of such assets to Growth Fund immediately before the Reorganization under section 362(b) of the Code.

     6. Under section 358 of the Code, the basis of Fundamental Growth common stock received by shareholders of Growth Fund will be the same as the basis of their respective shares of beneficial interest exchanged pursuant to the Reorganization.

     7. Under section 1223 of the Code, the holding period of Fundamental Growth common stock received in the Reorganization will include the holding period of shares of beneficial interest of Growth Fund exchanged pursuant to the Reorganization, provided that such shares of beneficial interest of Growth Fund were held as a capital asset on the date of the Reorganization.

     8. The holding period of the assets acquired by Fundamental Growth from Growth Fund will include the period during which such assets were held by Growth Fund under section 1223 of the Code.

     9. Pursuant to section 381(a) of the Code and section 1.381(a)-1 of the Income Tax Regulations, Fundamental Growth will succeed to and take into account the items of Growth Fund described in section 381(c) of the Code, subject to the provisions and limitations specified in sections 381, 382, 383 and 384 of the Code and the regulations thereunder. Under section 381(b) of the Code, the tax year of Growth Fund will end on the date of the Reorganization.

     Our opinion represents our best legal judgment with respect to the proper Federal income tax treatment of the Reorganization, based on the facts contained in the Plan, the N-14 Registration Statement and the Representations. Our opinion assumes the accuracy of the facts as described in the Plan, the N-14 Registration Statement and the Representations and could be affected if any of the facts as so described are inaccurate.

     We are furnishing this opinion letter to the addressees hereof, solely for the benefit of such addressees in connection with the Reorganization. This opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose.

                                                       Very truly yours,